Exhibit 99.4

TITAN TRADING ANALYTICS INC.
Unit 120, 4445 Calgary Trail, Edmonton, Alberta, T6H 5R7
Telephone: (780) 438-1239 Fax: (780) 438-1249

FOR IMMEDIATE RELEASE	TSX Venture Trading Symbol: TTA
NASD OTCBB Trading Symbol: TITAF

TITAN TRADING ANALYTICS INC.
ANNOUNCES NON-BROKERED PRIVATE PLACEMENT

EDMONTON, ALBERTA - (February 20, 2008) - Titan Trading Analytics Inc. (TSX VENTURE: TTA) (OTCBB: TITAF) (“Titan”) announced today it intends to proceed with a non-brokered private placement offering of up to 2,000,000 units (“Units”) at a subscription price of $0.255 Canadian ($0.25 US) per Unit for gross proceeds of up to $510,000 Canadian ($500,000 US).  Each Unit will consist of one (1) common share in the capital of Titan and one-half (½) of one common share purchase warrant (a “Warrant”). Each whole Warrant will entitle the holder thereof to purchase one common share for a price of $0.35 Canadian ($0.34 US) for a period of twenty four (24) months from closing.

The private placement will be conducted in reliance upon certain prospectus and registration exemptions. The net proceeds from the placement will be used to enhance marketing and training programs, software development and for working capital.

The Corporation may pay, in accordance with all regulatory requirements, finder’s fees to agents for obtaining subscriptions for Units pursuant to TSX Venture Exchange Policy, and the Units will be subject to a four month hold period.

Completion of the offering is subject to all required regulatory approvals, including the acceptance of the TSX Venture Exchange.

FOR FURTHER INFORMATION PLEASE CONTACT:
Titan Trading Analytics Inc.
Ken W. Powell, President & CEO
(780) 438-1239

The TSX Venture Exchange does not accept responsibility for the adequacy and accuracy of this release.